EXHIBIT 5


                  [Letterhead of Level 3 Communications, Inc.]



May 13, 2004

Level 3 Communications, Inc.
1025 Eldorado Blvd.
Broomfield, Colorado 80021

Ladies and Gentlemen:

I am delivering this opinion in connection with the Registration Statement on Form S-8 (the "Registration Statement"), initially filed by Level 3 Communications, Inc. (the "Company") on the date hereof with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), with respect to 359,176 shares (the "Shares") of common stock, par value $.01 per share, of the Company ("Common Stock") which are issuable pursuant to awards granted under the Telverse Communications Inc. Restricted Stock Unit Plan (collectively, the "Plans").

I have examined and am familiar with originals or copies, certified or otherwise identified to my satisfaction, of such documents, corporate records and other instruments relating to the authorization and issuance of the Shares, and have made such investigations of law, as I have deemed necessary and advisable for the purpose of preparing this opinion. In such examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the conformity to authentic originals of all documents submitted to me as copies.

Based upon the foregoing, I am of the opinion that the Shares to be newly issued pursuant to awards granted under the Plans have been duly authorized for issuance and when issued in accordance with the terms and conditions of the Plans for consideration in excess of $0.01 per share, will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. I do not admit by giving this consent that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Neil J. Eckstein
Neil J. Eckstein
Senior Vice President and
Assistant General Counsel